Exhibit 12
SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES

	2003	2004	2005

GROSS G&A	29,803,405	37,850,281	51,676,164

NET G&A	14,097,066	17,787,125	22,176,362

INTEREST EXPENSE, NET	27,268,524	27,643,108	24,873,401

RENTAL & LEASE EXPENSE	2,173,313	2,375,598	2,964,611

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	50,739,178	101,440,242	178,439,551

CAPITALIZED INTEREST	6,835,983	6,489,763	7,199,069

DEPLETED CAPITALIZED INTEREST	548,996	679,709	809,203

CALCULATED DATA

EXPENSED OR NON-CAPITAL G&A (%)	47.30%	46.99%	42.91%

NON-CAPITAL RENT EXPENSE	1,027,981	1,116,374	1,272,236

1/3 NON-CAPITAL RENT EXPENSE	342,660	372,125	424,079

FIXED CHARGES	34,447,167	34,504,996	32,496,549

EARNINGS	78,899,358	130,135,183	204,546,234

RATIO OF EARNINGS TO FIXED CHARGES	2.29	3.77	6.29